UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

PEACE ARCH ENTERTAINMENT CONCLUDES STRONGEST MIPTV MARKET IN COMPANY’S HISTORY

18 Titles Cleared in 14 Territories at

Premier International TV Sales Market in Cannes

Toronto - April 18, 2008 - Peace Arch® Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News), an integrated global entertainment company, today announced that it closed major television and DVD deals on 18 titles in 14 territories at April’s MIPTV market held in Cannes, France, the best showing in the Company’s history.

“We are pleased to report robust sales on a wide variety of new and catalogue titles at this important international television market,” said Peace Arch Entertainment President-COO John Flock. “Over the past year performance at MIPTV and the other major television markets has become an increasingly important part of our business plan, and it will become even more so as we execute the planned expansion of our television production, acquisition and sales business over the next few quarters.”

Peace Arch licensed its explosive four-hour mini-series “Guns” to RTL2 in Germany, Free Dolphin in Spain, Nu Metro in South Africa, and Movie Network in Australia. “Guns,” starring Elisha Cuthbert, Lyriq Bent and Colm Feore, is the gritty story of four families caught up in illegal weapons trafficking and the impact it has on their lives.

The Peace Arch sales team, led by international sales chief Kevin Byles, also made sales on other new product including “Never Cry Werewolf” starring Nina Dobrev and Kevin Sorbo, the crime drama “The Last Hit Man” starring Joe Mantegna, and the heart-warming family drama “Ace of Hearts” starring Dean Cain.  Licensees include Nu Metro, Movie Network, BskyB in the United Kingdom, RTE in Ireland, Phoenicia in the Middle East, Daro in Eastern Europe and Lime-Light in Benelux.

Other sales were made on the feature drama “Guantanamero” starring Natalia Verbeke, the Tom Green starring comedies “Shred” and “Shred 2,” the Stephen Rea thriller “Devil’s Mercy,” and the Lucy Liu/Cillian Murphy romantic comedy “Watching the Detectives.”

Lifestyle TV programming sold by Peace Arch at MIPTV included the series “Bulging Brides,” which was acquired by WEtv for Spain and Latin America.

About Peace Arch® Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 1000 classic and contemporary titles. For additional information, please visit www.peacearch.com.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

     Roy Bodner

     Senior Vice President Marketing and Communications

     Peace Arch Entertainment

     (310) 776-7208

     Email Contact: Email Contact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	April 21, 2008	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.